                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                  Form 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1994


     or


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___________ to
     ____________


Commission file number 1-5407



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    Whittaker Corporation Partnership Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                            Whittaker Corporation
                           10880 Wilshire Boulevard
                        Los Angeles, California  90024

                         Audited Financial Statements
                          and Supplemental Schedules

                    Whittaker Corporation Partnership Plan

                    Years ended December 31, 1994 and 1993
                     with Report of Independent Auditors

                     Whittaker Corporation Partnership Plan

                          Audited Financial Statements
                          and Supplemental Schedules


                     Years ended December 31, 1994 and 1993



                                    Contents

Report of Independent Auditors..............................     1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............     2
Statements of Changes in Net Assets Available for Benefits..     3
Notes to Financial Statements...............................     4

Supplemental Schedules

Assets Held for Investment Purposes..........................   18
Transactions or Series of Transactions in Excess of 5% of the
 Current Value of Plan Assets................................   20


[LOGO OF ERNST & YOUNG LLP]
                           . 515 South Flower Street       . Phone 213 977 3200
                             Los Angeles, California 90071


                         Report of Independent Auditors

To the Administrative Committee
Whittaker Corporation Partnership Plan

We have audited the accompanying statements of net assets available for benefits of the Whittaker Corporation Partnership Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


June 26, 1995
                                    /s/ERNST & YOUNG LLP

                     Whittaker Corporation Partnership Plan

                Statements of Net Assets Available for Benefits




                                                 December 31
                                              1994         1993
                                          ------------------------
Assets
Cash                                      $   732,046  $  -
Investments, at fair value (Note 3)        32,485,991   24,897,733
Receivables:
 Contributions                                483,857      251,207
 Accrued interest and dividends                82,517       50,483
 Other                                        164,825       28,946
                                          ------------------------
Total assets                               33,949,236   25,228,369
                                          ------------------------
Liabilities
Accrued expenses                               96,074       52,287
Other                                         147,133       66,234
                                          ------------------------
Total liabilities                             243,207      118,521
                                          ------------------------
Net assets available for benefits         $33,706,029  $25,109,848
                                          ========================

See accompanying notes.

                     Whittaker Corporation Partnership Plan

           Statements of Changes in Net Assets Available for Benefits




                                                                       Year ended December 31
                                                                       1994               1993
                                                                     ---------------------------
Additions
Contributions from participants                                      $ 1,830,679     $ 1,736,515
Contributions from employer                                              784,292         736,235
Interest and dividend income                                           1,315,010         684,997
Plan merger (Note 6)                                                   8,821,466               -
                                                                     ---------------------------
                                                                      12,751,447       3,157,747

Deductions
Distributions to participants (Note 2)                                 4,638,110       7,079,076
Administrative expenses                                                  185,714         127,508
                                                                     ---------------------------
                                                                       4,823,824       7,206,584
                                                                     ---------------------------
                                                                       7,927,623      (4,048,837)

Net realized and unrealized appreciation in fair value
 of investments (Note 3)                                                 668,558       1,222,693
                                                                     ---------------------------
Net increase (decrease)                                                8,596,181      (2,826,144)

Net assets available for benefits at beginning of year                25,109,848      27,935,992
                                                                     ---------------------------
Net assets available for benefits at end of year                     $33,706,029     $25,109,848
                                                                     ===========================

See accompanying notes.

                     Whittaker Corporation Partnership Plan

                         Notes to Financial Statements

                               December 31, 1994


1. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Whittaker Corporation Partnership Plan (the "Plan") (formerly the Whittaker Corporation Savings and Stock Investment Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

Investments in securities are stated at fair value. The investments in Whittaker Corporation and BioWhittaker, Inc. common stock are stated at fair value based on closing sales prices on the last business day of the year. Deposits with insurance companies are stated at contract value. Contract value represents contributions made under the contract plus interest at the contract rate, less periodic distributions.

Investments in mutual funds are based upon redemption value on the last business day of the year as determined by the investment manager. The investment in the Bankers Trust Company BT Pyramid Equity Index Fund, which is principally a portfolio of common stocks included in the Standard and Poor's Composite Index of 500 stocks, is stated at the market value of the fund portfolio as computed by Bankers Trust Company.

Investments in the Schwab Retirement Money Fund, Bankers Trust Company BT Pyramid Discretionary Account Cash Fund, and Bankers Trust Company BT Pyramid Directed Account Cash Fund, all of which are short-term investment funds, are carried at cost which approximates fair value.

2. Description of the Plan

The Plan is a defined contribution plan to which eligible employees may voluntarily elect to contribute stated percentages of their compensation (as defined). Generally, an employee of Whittaker Corporation (the Company) is eligible to become a participant after completion of 90 days of eligibility service. Participants should refer to the Summary Plan Description for more complete information.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

Contributions

Participants may voluntarily contribute through salary deferrals up to 12% of aggregate compensation received during all periods of participation. Effective January 1, 1994, salary deferral contributions were limited to $9,240 per calendar year, subject to upward adjustment pursuant to the Internal Revenue Code.

The Company contributes on behalf of the participant an amount which is based on the participant's contributions. The Company's matching contributions are invested primarily in the Whittaker Common Stock Fund.

In addition to matching contributions, starting with the 1995 fiscal year, the Company, at the discretion of the Board of Directors, may contribute on behalf of the participant amounts based on the attainment of certain pre-established goals for the Company, subject to certain limitations.

Investment Options

The individual accounts of each participant are held and invested by the Charles Schwab Trust Company (the "Trustee") in one or more of the following funds, in accordance with the available investment options selected by the participant:

    Whittaker Common Stock Fund - An unsegregated fund which may only invest in Common Stock of the Company and securities convertible into Common Stock of the Company, or warrants or other rights to purchase Common Stock of the Company received as a result of holdings of such Common Stock.

    Diversified Portfolio Fund - An unsegregated fund which may only invest in equity or other securities including, but not limited to, common stock, preferred stock, securities convertible into stock, interest-bearing securities, cash and cash equivalents, options, puts, calls or similar arrangements, and pooled funds maintained by the Trustee and invested in any of the foregoing securities, provided that no such investment may be made in securities issued by the Company. Since September 1, 1988, this Fund has been invested in the Bankers Trust Company BT Pyramid Equity Index Fund. Effective November 1, 1994, this fund was

                     Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

    discontinued as an investment alternative under the Plan. Amounts held in this fund were transferred to one or more of the other investment funds based on the direction of each participant.

    Stable Value Asset Fund - An unsegregated fund invested primarily in guaranteed-income contracts issued by various insurance companies, and high quality money market instruments. The fund may also invest in U.S. government and U.S. government agency securities. Prior to November 1, 1994, this fund was known a the Fixed Income Fund (Fund C).

    BioWhittaker, Inc. Common Stock Fund - An unsegregated fund invested in BioWhittaker, Inc. common stock. This fund was established in December 1991 as a result of Whittaker Corporation's spin off of BioWhittaker, Inc. and a resulting distribution of BioWhittaker, Inc. common stock to the Plan. No future contributions or transfers can be directed to this fund.

    Participant Loan Fund - Plan participants may borrow the lesser of $50,000 or one half of the participants' vested value in certain accounts. Amounts borrowed must be repaid within five years, unless the loan is used for the purchase of a primary residence, which requires repayment within 15 years. Interest is charged at the trustee's prime rate at the date of loan approval.

Effective November 1, 1994, the Plan added four additional investment options as follows:

    High Quality Intermediate Corporate Bond Fund - Invested in The Fidelity Intermediate Bond Fund, a mutual fund which invests in high-quality corporate obligations, U.S. government securities, obligations of major U.S. banks, prime commercial paper, and other similar instruments.

    Balanced Fund - Invested in T. Rowe Price Balanced Fund, a mutual fund which invests approximately 60% of its assets in common stocks and at least 25% of its assets in senior fixed income securities. The fund may invest up to 15% of its assets in foreign securities, and up to 20% of its assets in mortgage-backed securities. The fund may also invest up to 10% of its assets in debt securities rated below investment grade.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

    Growth Fund - Invested in Twentieth Century Growth Investors, a mutual fund which invests in equity securities of large, established companies having positive trends in both earnings and revenues, and a high degree of liquidity. Up to 10% of fund assets may be held in cash.

    International Equity Fund - Invested in The Templeton Foreign Fund, a mutual fund which invests primarily in stocks and debt securities of companies outside of the U.S. It maintains a flexible investment policy and can invest in a broad variety of different types of securities and in any foreign country, developed or undeveloped. The fund may invest up to 5% of its assets in medium-quality or high-risk lower-quality debt securities.

Vesting

Amounts (other than profit sharing contributions) allocated to a participant's account are fully vested. Amounts allocated to a participant's profit sharing account become vested at 20% per year of eligibility service, beginning in the third year of service, and are fully vested with seven or more years of service.

Unallocated Plan Assets

During 1992, the Whittaker Common Stock Fund received certain amounts representing its share of the proceeds from a class action legal settlement. It has not yet been determined how these unallocated Plan assets will be allocated among current and former participants.

Distributions

Distributions are payable to participants or their beneficiaries in a lump-sum amount equal to their account balances upon retirement, disability, death or termination of employment. At December 31, 1994 and 1993, there were $67,823 and $274,783, respectively, of distributions payable to terminated, retired, or withdrawing employees.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

Termination Provisions

The Company has the right to discontinue its contributions at any time and to terminate the Plan. In the event of such termination, participants will receive a distribution equal to the vested value of their individual accounts.

3. Investments

The Plan's investments are held by a bank-administered trust fund. During 1994 and 1993, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                      Net
                                                 Appreciation
                                                (Depreciation)      Fair Value
                                                in Fair Value         at End
                                                  During Year         of Year
                                                -------------------------------
Year ended December 31, 1994:
 Schwab Retirement Money Fund                     $        -        $ 2,874,697
 Commercial paper                                          -          2,985,669
 Bankers Trust Company BT Pyramid Equity
  Index Fund                                         251,594                  -
 Whittaker Corporation Common Stock                1,015,473          5,387,391
 BioWhittaker, Inc. Common Stock                      49,875            733,226
 Participant loans                                         -          1,605,946
 The Fidelity Intermediate Bond Fund                  (2,032)         1,246,242
 T. Rowe Price Balanced Fund                         (77,970)         3,608,107
 Twentieth Century Growth Investors                 (482,638)         3,702,930
 The Templeton Foreign Fund                          (85,744)         2,993,060
 Amounts held by insurance companies
  in group annuity contracts                               -          7,348,723
                                                  -----------------------------
                                                  $  668,558        $32,485,991
                                                  =============================

                    Whittaker Corporation Partnership Plan

3. Investments (continued)


                                                 Appreciation
                                                (Depreciation)      Fair Value
                                                in Fair Value         at End
                                                  During Year         of Year
                                                -------------------------------
Year ended December 31, 1993:
  Bankers Trust Company BT Pyramid
   Discretionary Account Cash Fund                $        -        $   476,690
  Bankers Trust Company BT Pyramid Directed
   Account Cash Fund                                       -          1,412,919
  Bankers Trust Company BT Pyramid Equity
   Index Fund                                        670,737          6,731,623
  Whittaker Corporation Common Stock               1,479,846          5,314,449
  BioWhittaker, Inc. Common Stock                   (791,994)         1,276,182
  Participant loans                                        -          1,152,626
  Amounts held by insurance companies in
   group annuity contracts                          (135,896)         8,533,244
                                                  -----------------------------
                                                  $1,222,693        $24,897,733
                                                  =============================


                    Whittaker Corporation Partnership Plan

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                      December 31
                                                                 1994            1993
                                                              --------------------------
Schwab Retirement Money Fund                                  $ 2,874,697     $        -
Bankers Trust Company BT Pyramid Directed Account Cash Fund             -      1,412,919
Bankers Trust Company BT Pyramid Equity Index Fund                      -      6,731,623
Whittaker Corporation Common Stock                              5,387,391      5,314,449
BioWhittaker, Inc. Common Stock                                         -      1,276,182
Aetna Life Insurance Company, Group Annuity Contract,
 5.22%, 50% matures February 17, 1997, remainder
 matures September 15, 1997                                             -      1,529,350
Commonwealth Life Insurance Company, Group Annuity
 Contract, variable %, one year advance written notice
 for withdrawal                                                         -      2,083,364
T. Rowe Price Balanced Fund                                     3,608,107              -
Twentieth Century Growth Investors                              3,702,930              -
The Templeton Foreign Fund                                      2,993,060              -

At December 31, 1994, the Stable Value Asset Fund held $7,348,723 of group annuity contracts with six separate insurance companies. Total annual principal installments to be received under these contracts, based on contract terms, are as follows:


Years ending December 31,
- -------------------------
        1995                         $  562,351
        1996                          3,648,048
        1997                          1,609,182
        1998                          1,529,142
                                     ----------
                                     $7,348,723
                                     ==========

Early withdrawals are permitted under certain of these contracts but are subject to adjustments, the most restrictive of which is a forfeiture of interest on amounts withdrawn and that any withdrawals will reduce the next scheduled installment.

                    Whittaker Corporation Partnership Plan

3. Investments (continued)

At December 31, 1994, the Stable Value Asset Fund held an investment of $488,896 in a group annuity contract with Aurora National Life Assurance Company (ANLAC). In April 1991, Executive Life Insurance Company (ELIC), which was the original issuer of the contract, was placed in a court-supervised conservatorship by the California State Insurance Commissioner. The ELIC contract, which was scheduled to mature January 9, 1993, went into default on that date. A realized loss of $135,896 was recognized during 1993 to reflect the contract at its restructured value. During 1993, the contract was transferred to ANLAC by reinsurance and assumption after being restructured, pursuant to the order of the California Superior Court. The ANLAC contract value of $488,896 is based on values received from ELIC, which values are subject to verification and audit by ANLAC.

Each participant's share in the Executive Life group annuity contract as of June 30, 1991, has been segregated within the Stable Value Asset Fund, and a detailed record of such is being maintained by the Trustee. Accordingly, Stable Value Asset Fund (formerly the Fixed Income Fund) distributions, transfers, and withdrawals after June 1991 do not include the segregated asset and new contributions have not been affected.

                     Whittaker Corporation Partnership Plan

4. Investment Funds

The net assets available for benefits as of December 31, 1994 and 1993, for each investment fund are as follows:



                                             Whittaker           Stable           Corporate
        1994                                Common Stock       Value Asset           Bond            Balanced          Growth
                                                Fund              Fund               Fund              Fund             Fund
- ----------------------------------------------------------------------------------------------------------------------------------
Assets
Cash                                        $  721,657         $       462         $        -         $     1,481      $    1,530
Investments                                  5,977,085          12,614,318          1,246,242          3,608,107        3,702,930
Contributions receivable                       140,186             122,832             21,945             57,865           67,453
Accrued interest and dividends                       -              53,224                  -                  -                -
Other                                            8,070              20,936              6,927             23,621           29,352
                                            -------------------------------------------------------------------------------------
Total assets                                 6,846,998          12,811,772          1,275,114          3,691,074        3,801,265
                                            -------------------------------------------------------------------------------------
Liabilities
Accrued expenses                                18,601              42,930              3,543              9,743           10,629
Interfund payable (receivable)                 137,047              24,094             18,971              4,217         (123,514)
Other                                           22,252                   -                  -                  -                -
                                            -------------------------------------------------------------------------------------
Total liabilities                              177,900              67,024             22,514             13,960         (112,885)
                                            -------------------------------------------------------------------------------------
Net assets available for
 benefits                                   $6,669,098         $12,744,748         $1,252,600         $3,677,114       $3,914,150
                                            =====================================================================================

                               Whittaker       Diversified          Fixed           BioWhittaker      Participant
                              Common Stock      Portfolio           Income          Common Stock          Loan
        1993                      Fund            Fund               Fund               Fund              Fund            Total
- ---------------------------------------------------------------------------------------------------------------------------------
Assets
Investments                   $6,085,119       $6,731,623         $9,583,374        $1,344,991       $1,152,626       $24,897,733
Contributions receivable          95,526           80,930             74,751                 -                -           251,207
Accrued interest                   1,964               95             42,306               181            5,937            50,483
Other                                  -                -                  -                 -           28,946            28,946
                              ---------------------------------------------------------------------------------------------------
Total assets                   6,182,609        6,812,648          9,700,431         1,345,172        1,187,509        25,228,369
                              ---------------------------------------------------------------------------------------------------
Liabilities
Accrued expenses                  10,749           12,988             25,415             3,135                -            52,287
Interfund payable
 (receivable)                     53,042          (35,874)           (71,710)           64,305           (9,763)                -
Other                             21,588                -                  -                 -           44,646            66,234
                              ---------------------------------------------------------------------------------------------------

Total liabilities                 85,379          (22,886)           (46,295)           67,440           34,883           118,521
                              ---------------------------------------------------------------------------------------------------
Net assets available for
 benefits                     $6,097,230       $6,835,534         $9,746,726        $1,277,732       $1,152,626       $25,109,848
                              ===================================================================================================



 International    BioWhittaker    Participant
     Equity          Common           Loan
      Fund         Stock Fund         Fund         Total
- --------------------------------------------------------------
 $    1,466          $    928     $    4,522      $    732,046
  2,993,060           733,226      1,611,023        32,485,991
     73,576                 -              -           483,857
     29,293                 -              -            82,517
     15,713                 -         60,206           164,825
- --------------------------------------------------------------
  3,113,108           734,154      1,675,751        33,949,236
- --------------------------------------------------------------

      8,857             1,771              -            96,074
     (6,136)            7,865        (62,544)                -
          -                 -        124,881           147,133
- --------------------------------------------------------------
      2,721             9,636         62,337           243,207
- --------------------------------------------------------------
 $3,110,387          $724,518     $1,613,414       $33,706,029
==============================================================

                     Whittaker Corporation Partnership Plan

4. Investment Funds (continued)

For the years ended December 31, 1994 and 1993, the changes in net assets available for benefits of each investment fund are as follows:

                                             Whittaker         Diversified         Stable           Corporate
                   1994                     Common Stock        Portfolio         Value Asset         Bond            Balanced
                                             Stock Fund           Fund               Fund             Fund              Fund
- --------------------------------------------------------------------------------------------------------------------------------
Additions
Contributions from participants             $  222,366         $   549,993        $   724,762        $   34,265       $   84,050
Contributions from employer                    687,154              14,226             60,225             2,900            5,977
Loan repayments                                118,018              88,785            191,854             4,528           16,540
Interest and dividend income                    21,070              23,225            553,160               822           97,120
Plan merger                                    480,580                   -          1,616,579           481,536        2,030,106
                                            ------------------------------------------------------------------------------------
Total additions                              1,529,188             676,229         3, 146,580           524,051        2,233,793

Deductions
Distributions                                  959,394           1,075,796          2,036,129                 -                -
Administrative expenses                         31,719              17,667             98,551             3,543            9,743
Loans issued                                   135,145              89,676            324,518            11,202           17,485
Interfund transfers, net                       846,535           6,580,218         (2,310,640)         (745,326)      (1,548,519)
                                            ------------------------------------------------------------------------------------
Total deductions                             1,972,793           7,763,357            148,558          (730,581)      (1,521,291)
                                            ------------------------------------------------------------------------------------
                                              (443,605)         (7,087,128)         2,998,022         1,254,632        3,755,084
Net appreciation
 (depreciation) in fair value
 of investments                              1,015,473             251,594                  -            (2,032)         (77,970)
                                            ------------------------------------------------------------------------------------
Net increase (decrease)                        571,868          (6,835,534)         2,998,022         1,252,600        3,677,114

Net assets available for
 benefits at beginning of year               6,097,230           6,835,534          9,746,726                 -                -
                                            ------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year                    $6,669,098         $         -        $12,744,748        $1,252,600       $3,677,114
                                            ====================================================================================


                  International   BioWhittaker    Participant
    Growth            Equity         Common          Loan
     Fund              Fund        Stock Fund        Fund         Total
- ---------------------------------------------------------------------------
 $  103,097       $   112,146     $        -      $      -      $ 1,830,679
      5,954             7,856              -             -          784,292
     19,030            13,536              -      (452,291)               -
    534,646            29,293            541        55,133        1,315,010
  2,271,714         1,375,875              -       565,076        8,821,466
- ---------------------------------------------------------------------------
  2,934,441         1,538,706            541       167,918       12,751,447


          -                 -        226,939       339,852        4,638,110
     10,629             8,857          5,005             -          185,714
     14,680            18,428         21,588      (632,722)               -
 (1,487,656)       (1,684,710)       350,098             -                -
- ---------------------------------------------------------------------------
 (1,462,347)       (1,657,425)       603,630      (292,870)       4,823,824
- ---------------------------------------------------------------------------
  4,396,788         3,196,131       (603,089)      460,788        7,927,623


   (482,638)          (85,744)        49,875             -          668,558
- ---------------------------------------------------------------------------
  3,914,150         3,110,387       (553,214)      460,788        8,596,181



          -                 -      1,277,732     1,152,626       25,109,848
- ---------------------------------------------------------------------------
 $3,914,150       $ 3,110,387     $  724,518    $1,613,414      $33,706,029
===========================================================================


                     Whittaker Corporation Partnership Plan

4. Investment Funds (continued)


                                 Whittaker        Diversified        Fixed         BioWhittaker      Participant
           1993                   Common           Portfolio         Income           Common            Loan
                                Stock Fund           Fund             Fund          Stock Fund          Fund           Total
- --------------------------------------------------------------------------------------------------------------------------------
Additions
Contributions from
 participants                 $   230,600         $   710,080      $   795,835     $         -       $         -      $ 1,736,55
Contributions from employer       675,144              13,861           47,230               -                 -         736,235
Loan repayments                   118,107             136,758          229,760               -          (484,625)              -
Interest income                    20,030               3,333          590,740             824            70,070         684,997
                              --------------------------------------------------------------------------------------------------
Total additions                 1,043,881             864,032        1,663,565             824          (414,555)      3,157,747

Deductions
Distributions                   1,608,078           1,513,029        3,077,142         555,043           325,784       7,079,076
Administrative expenses            22,524              26,637           70,395           7,952                 -         127,508
Reclassification of
 participant loans                267,253             323,340          557,434          82,331        (1,230,358)              -
Loans issued                      102,961             227,324          295,090          37,232          (662,607)              -
Interfund transfers, net          329,816            (162,732)        (298,784)        131,700                 -               -
                              --------------------------------------------------------------------------------------------------
Total deductions                2,330,632           1,927,598        3,701,277         814,258        (1,567,181)      7,206,584
                              --------------------------------------------------------------------------------------------------
                               (1,286,751)         (1,063,566)      (2,037,712)       (813,434)        1,152,626      (4,048,837)
Net appreciation
 (depreciation) in fair
 value of investments           1,479,846             670,737         (135,896)       (791,994)                -       1,222,693
                              --------------------------------------------------------------------------------------------------
Net increase (decrease)           193,095            (392,829)      (2,173,608)     (1,605,428)        1,152,626      (2,826,144)

Net assets available for
 benefits at beginning of
 year                           5,904,135           7,228,363       11,920,334       2,883,160                 -      27,935,992
                              --------------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year      $ 6,097,230         $ 6,835,534      $ 9,746,726     $ 1,277,732       $ 1,152,626     $25,109,848
                              ==================================================================================================


                     Whittaker Corporation Partnership Plan

5. Income Tax Status

The Company has received a favorable determination letter from the Internal Revenue Service that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and the underlying trust is, therefore, exempt from tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee has indicated that it is not aware of any events which would cause the Plan to become disqualified in operation.

6. Plan Merger

On March 27, 1994, Whittaker Corporation acquired the assets and business of Systron-Donner Safety Systems. Whittaker Corporation assumed the defined contribution plan sponsored by the previous owners of the business and renamed it the Whittaker Corporation Safety Systems Division Retirement Plan (the Safety Systems Plan). The Safety Systems Plan was operated for the benefit of eligible employees of the Safety Systems Division of the Company through October 31, 1994, at which time it was merged into the Whittaker Corporation Savings and Stock Investment Plan. The vested value of participant accounts of the Safety Systems Plan of $8,821,466 was transferred to the Plan during November 1994.

7. Future Accounting Requirements

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) requires that certain investment contracts purchased after December 15, 1993 be recorded at fair value beginning on January 1, 1995. Certain contracts purchased before that date must be recorded at fair value beginning January 1, 1996. The change from contract value to fair value is recognized as a cumulative effect of a change in accounting principle. The Company does not anticipate that the cumulative effect of the change in accounting principle will be significant in either 1995 or 1996, based on the contracts currently held by the Plan and their fair values as of December 31, 1994.

                     Whittaker Corporation Partnership Plan

                      Assets Held for Investment Purposes

                               December 31, 1994



                                                            Shares/Face                      Current
        Identity of Issues                                     Amount          Cost           Value
- -------------------------------------------------------------------------------------------------------
The Charles Schwab Family of Funds*
  Schwab Retirement Money Fund                              $2,874,697        $2,874,697     $2,874,697

National Rural Utility, Commercial Paper,
  5.87% discount, matures January 23, 1995                  $1,000,000           995,924        995,924

Philip Morris Companies, Commercial
  Paper, 5.87% discount,  matures January 30, 1995          $1,000,000           994,945        994,945

Reed Elsevier Inc., Commercial Paper, 5.85% discount,
  matures January 30, 1995                                  $1,000,000           994,800        994,800

Whittaker Corporation* Common Stock                            266,044         1,883,945      5,387,391

BioWhittaker, Inc.* Common Stock                               112,804           336,363        733,226

Participant Loans*                                           1,605,946         1,605,946      1,605,946

Aetna Life Insurance
 Company, Group Annuity Contract, 5.22%, 50% matures
 February 17, 1997, remainder matures September 15, 1997    $1,609,182         1,609,182      1,609,182

Allstate Life Insurance Company, Group Annuity Contract,
 8.25%, matures July 16, 1996                               $  492,073           492,073        492,073

Allstate Life Insurance Company, Group Annuity Contract,
 7.35%, matures September 24, 1996                          $  313,025           313,025        313,025


*Indicates a party-in-interest to the Plan.

                     Whittaker Corporation Partnership Plan

                               December 31, 1994


                                                               Shares/Face                          Current
           Identity of Issue                                      Amount          Cost               Value
- -------------------------------------------------------------------------------------------------------------
Allstate Life Insurance Company, Group Annuity Contract,
 7.39%, matures October 15, 1998                              $1,040,246          $1,040,246       $ 1,040,246

Aurora National Life Assurance Company, Group Annuity
 Contract, 5.61%, matures September 3, 1998                   $  488,896             488,896           488,896

Commonwealth Life Insurance Company, Group Annuity
 Contract, variable %, one year advance written notice
 for withdrawal                                               $1,177,223           1,177,223         1,177,223

Continental Assurance Company, Group Annuity Contract,
 4.65%, matures March 15, 1996                                $1,103,375           1,103,375         1,103,375

The Life Insurance Company of Virginia, Group Annuity
 Contract, 5.83%, 50% matures December 15, 1995, remainder
 matures December 16, 1996                                    $1,124,703           1,124,703         1,124,703

The Fidelity Intermediate Bond Fund                              126,779           1,248,274         1,246,242

T. Rowe Price Balanced Fund                                      323,887           3,686,077         3,608,107

Twentieth Century Growth Investors                               197,595           4,185,565         3,702,930

The Templeton Foreign Fund                                       339,349           3,078,803         2,993,060
                                                                                                   -----------
Total assets held for investment purposes                                                          $32,485,991
                                                                                                   ===========

                     Whittaker Corporation Partnership Plan

              Transactions or Series of Transactions in Excess of
                     5% of the Current Value of Plan Assets

                               December 31, 1994


                                                                                                              Purchase
                  Identity of Party Involved                         Description of Asset                       Price
- ------------------------------------------------------------------------------------------------------------------------
Category (i) - A single transactions in excess of 5% of Plan assets.

Bankers Trust Company*                                               Bankers Trust Company BT
                                                                      Pyramid Equity Index Fund               $        -

The Charles Schwab Family of Funds*                                  Schwab Retirement Money Fund              6,092,087

The Charles Schwab Family of Funds*                                  Schwab Retirement Money Fund                      -

The Charles Schwab Family of Funds*                                  Schwab Retirement Money Fund                      -

The Charles Schwab Family of Funds*                                  Schwab Retirement Money Fund              8,153,065

The Charles Schwab Family of Funds*                                  Schwab Retirement Money Fund                      -

The Charles Schwab Family of Funds*                                  Schwab Retirement Money Fund              3,668,900

The Charles Schwab Family of Funds*                                  Schwab Retirement Money Fund                      -

T. Rowe Price                                                        T. Rowe Price Balanced Fund               2,198,377

Franklin Templeton                                                   The Templeton Foreign Fund                1,595,874

Twentieth Century Investors Inc.                                     Twentieth Century Growth Investors        2,377,373


*Indicates a party-in-interest to the Plan.



                                 Current Value
                                  of Asset on
  Selling          Cost of        Transaction     Net Gain
   Price            Asset            Date          (Loss)
- ------------------------------------------------------------


$ 6,523,237       $3,869,625     $6,523,237      $2,653,612

          -        6,092,087      6,092,087               -

  3,066,949        3,066,949      3,066,949               -

  2,148,049        2,148,049      2,148,049               -

          -        8,153,065      8,153,065               -

  8,151,771        8,151,771      8,151,771               -

          -        3,668,900      3,668,900               -

  2,985,669        2,985,669      2,985,669               -

          -        2,198,377      2,198,377               -

          -        1,595,874      1,595,874               -

          -        2,377,373      2,377,373               -


                     Whittaker Corporation Partnership Plan

              Transactions or Series of Transactions in Excess of
               5% of the Current Value of Plan Assets (continued)

                               December 31, 1994



                                                                Number of        Value of
                                                                Purchases        Purchases         Net Gain
      Description of Assets                                      (Sales)          (Sales)           (Loss)
- --------------------------------------------------------------------------------------------------------------
Category (iii) - Series of securities transactions in excess of 5% of Plan assets.

The Charles Schwab Family of Funds*
 Schwab Retirement Money Fund                                      105           $ 23,090,071       $       -
                                                                   (66)           (20,215,374)              -
Bankers Trust Company*
 BT Pyramid Directed Account Cash Fund                              51              1,467,105               -
                                                                   (53)            (2,880,024)              -
Whittaker Corporation*
 Whittaker Corporation Common Stock                                 14                563,365               -
                                                                    (8)              (984,751)        569,991
Bankers Trust Company*
 BT Pyramid Directed Equity Index Fund                              13                460,216               -
                                                                   (10)            (7,443,433)      3,018,291

T. Rowe Price, T. Rowe Price Balanced Fund                          11              3,686,377               -
                                                                    (1)                  (300)              -

Franklin Templeton, The Templeton Foreign Fund                      11              3,079,224               -
                                                                    (1)                  (420)             (1)

Twentieth Century Investors Inc., Twentieth Century Growth
 Investors                                                          12              4,185,868               -
                                                                    (1)                  (300)             (3)

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1994.

*Indicates a party-in-interest to the Plan.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Whittaker Corporation Partnership Plan



Date:  June 27, 1995                   By: /s/ Gordon J. Louttit
                                           ----------------------------
                                           Gordon J. Louttit
                                           Vice President
                                           Whittaker Corporation